# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BioAge Labs, Inc., CIK 0001709941
CUSIP: 09077V100
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 5885 Hollis Street, Suite 370, Emeryville, California (CA), 94608
Date of event which requires filing of this statement: 05/15/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001734961

## Reporting persons
- Khosla Ventures VI, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 437,152; sole dispositive power 0; shared dispositive power 437,152; aggregate amount beneficially owned 437,152 (1% of the class)
  Comment: Relating to Item 2 of this page: The general partner of Khosla Ventures VI, LP ("KV VI") is Khosla Ventures Associates VI, LLC ("KVA VI"). VK Services, LLC ("VK Services") is the sole manager of KVA VI. Vinod Khosla ("Mr. Khosla") is the managing member of VK Services. Each of Mr. Khosla, VK Services and KVA VI possesses power to direct the voting and disposition of the shares owned by KV VI, and each of Mr. Khosla, VK Services and KVA VI may be deemed to have indirect beneficial ownership of such shares. Mr. Khosla possesses power to direct the voting and disposition of the shares owned by VK Services, and Mr. Khosla may be deemed to have indirect beneficial ownership of such shares. KVA VI and Mr. Khosla hold no securities of the Issuer directly. Each Reporting Person disclaims beneficial ownership of the shares described above except to the extent of his or its pecuniary interest therein.
  
  Relating to Item 11 of this page: The percentages set forth on the cover pages are calculated based on 44,452,734 shares of Common Stock outstanding as of May 1, 2026, which is the total number of shares of Common Stock outstanding as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 8, 2026.
- Khosla Ventures Opportunity I, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,361,550; sole dispositive power 0; shared dispositive power 1,361,550; aggregate amount beneficially owned 1,361,550 (3.1% of the class)
  Comment: Relating to Item 2 of this page: The general partner of Khosla Ventures Opportunity I, LP ("KV Opp I") is Khosla Ventures Opportunity Associates I, LLC ("KVOA I"). VK Services is the sole manager of KVOA I. Mr. Khosla is the managing member of VK Services. Each of Mr. Khosla, VK Services, and KVOA I possesses power to direct the voting and disposition of the shares owned by KV Opp I, and each of Mr. Khosla, VK Services, and KVOA I may be deemed to have indirect beneficial ownership of such shares. Mr. Khosla possesses power to direct the voting and disposition of the shares owned by VK Services, and Mr. Khosla may be deemed to have indirect beneficial ownership of such shares. KVOA I and Mr. Khosla hold no securities of the Issuer directly. Each Reporting Person disclaims beneficial ownership of the shares described above except to the extent of his or its pecuniary interest therein.
  
  Relating to Item 11 of this page: The percentages set forth on the cover pages are calculated based on 44,452,734 shares of Common Stock outstanding as of May 1, 2026, which is the total number of shares of Common Stock outstanding as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 8, 2026.
- Khosla Ventures Associates VI, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 437,152; sole dispositive power 0; shared dispositive power 437,152; aggregate amount beneficially owned 437,152 (1% of the class)
  Comment: Relating to Item 2 of this page: The general partner of KV VI is KVA VI. VK Services is the sole manager of KVA VI. Mr. Khosla is the managing member of VK Services. Each of Mr. Khosla, VK Services and KVA VI possesses power to direct the voting and disposition of the shares owned by KV VI, and each of Mr. Khosla, VK Services and KVA VI may be deemed to have indirect beneficial ownership of such shares. Mr. Khosla possesses power to direct the voting and disposition of the shares owned by VK Services, and Mr. Khosla may be deemed to have indirect beneficial ownership of such shares. KVA VI and Mr. Khosla hold no securities of the Issuer directly. Each Reporting Person disclaims beneficial ownership of the shares described above except to the extent of his or its pecuniary interest therein.
  
  Relating to Item 11 of this page: The percentages set forth on the cover pages are calculated based on 44,452,734 shares of Common Stock outstanding as of May 1, 2026, which is the total number of shares of Common Stock outstanding as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 8, 2026.
- Khosla Ventures Opportunity Associates I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,361,550; sole dispositive power 0; shared dispositive power 1,361,550; aggregate amount beneficially owned 1,361,550 (3.1% of the class)
  Comment: Relating to Item 2 of this page: The general partner of KV Opp I is KVOA I. VK Services is the sole manager of KVOA I. Mr. Khosla is the managing member of VK Services. Each of Mr. Khosla, VK Services and KVOA I possesses power to direct the voting and disposition of the shares owned by KV Opp I, and each of Mr. Khosla, VK Services and KVOA I may be deemed to have indirect beneficial ownership of such shares. Mr. Khosla possesses power to direct the voting and disposition of the shares owned by VK Services, and Mr. Khosla may be deemed to have indirect beneficial ownership of such shares. KVOA I and Mr. Khosla hold no securities of the Issuer directly. Each Reporting Person disclaims beneficial ownership of the shares described above except to the extent of his or its pecuniary interest therein.
  
  Relating to Item 11 of this page: The percentages set forth on the cover pages are calculated based on 44,452,734 shares of Common Stock outstanding as of May 1, 2026, which is the total number of shares of Common Stock outstanding as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 8, 2026.
- VK Services, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,798,702; sole dispositive power 0; shared dispositive power 1,798,702; aggregate amount beneficially owned 1,798,702 (4% of the class)
  Comment: Relating to Item 2 of this page: The general partner of KV VI is KVA VI and the general partner of KV Opp I is KVOA I. VK Services is the sole manager of KVA VI and KVOA I. Mr. Khosla is the managing member of VK Services. Each of Mr. Khosla, VK Services and KVA VI possesses power to direct the voting and disposition of the shares owned by KV VI, and each of Mr. Khosla, VK Services and KVA VI may be deemed to have indirect beneficial ownership of such shares. Each of Mr. Khosla, VK Services, and KVOA I possesses power to direct the voting and disposition of the shares owned by KV Opp I, and each of Mr. Khosla, VK Serices, and KVOA I may be deemed to have indirect beneficial ownership of such shares. Mr. Khosla possesses power to direct the voting and disposition of the shares owned by VK Services, and Mr. Khosla may be deemed to have indirect beneficial ownership of such shares. KV VI, KVOA I, and Mr. Khosla hold no securities of the Issuer directly. Each Reporting Person disclaims beneficial ownership of the shares described above except to the extent of his or its pecuniary interest therein.
  
  Relating to Item 11 of this page: The percentages set forth on the cover pages are calculated based on 44,452,734 shares of Common Stock outstanding as of May 1, 2026, which is the total number of shares of Common Stock outstanding as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 8, 2026.
- Vinod Khosla: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,798,702; sole dispositive power 0; shared dispositive power 1,798,702; aggregate amount beneficially owned 1,798,702 (4% of the class)
  Comment: Relating to Item 2 of this page: The general partner of KV VI is KVA VI. The general partner of KV Opp I is KVOA I. VK Services is the sole manager of KVA VI and KVOA I. Mr. Khosla is the managing member of VK Services. Each of Mr. Khosla, VK Services and KVA VI possesses power to direct the voting and disposition of the shares owned by KV VI, and each of KVA VI, VK Services and Mr. Khosla may be deemed to have indirect beneficial ownership of such shares. Each of Mr. Khosla, VK Services and KVOA I possesses power to direct the voting and disposition of the shares owned by KV Opp I, and each of Mr. Khosla, VK Services and KVOA I may be deemed to have indirect beneficial ownership of such shares. Mr. Khosla possesses power to direct the voting and disposition of the shares owned by VK Services, and Mr. Khosla may be deemed to have indirect beneficial ownership of such shares. KVA VI, KVOA I and Mr. Khosla hold no securities of the Issuer directly. Each Reporting Person disclaims beneficial ownership of the shares described above except to the extent of his or its pecuniary interest therein.
  
  Relating to Item 11 of this page: The percentages set forth on the cover pages are calculated based on 44,452,734 shares of Common Stock outstanding as of May 1, 2026, which is the total number of shares of Common Stock outstanding as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 8, 2026.

## Item 1. Issuer
Name of issuer: BioAge Labs, Inc.
Address of issuer's principal executive offices: 5885 Hollis Street, Suite 370, Emeryville, California 94608

## Item 2. Person Filing
Name of person filing:
Khosla Ventures VI, LP ("KV VI")
Khosla Ventures Opportunity I, LP ("KV Opp I")
Khosla Ventures Associates VI, LLC ("KVA VI")
Khosla Ventures Opportunity Associates I, LLC ("KVOA I")
VK Services, LLC ("VK Services")
Vinod Khosla ("Mr. Khosla")
Address of principal business office or, if none, residence: Khosla Ventures, 2128 Sand Hill Road, Menlo Park, California 94025
Citizenship:
KV VI - Delaware, United States of America
KV Opp I - Delaware, United States of America
KVA VI - Delaware, United States of America
KVOA I - Delaware, United States of America
VK Services - Delaware, United States of America
Mr. Khosla - United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to Item 9 on the attached cover pages.
Percent of class: See responses to Item 11 on the attached cover pages, which are calculated based on 44,452,734 shares of Common Stock outstanding as of May 1, 2026, which is the total number of shares of Common Stock outstanding as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 8, 2026. This Amendment No. 1 is being filed to reflect the change in percentage ownership previously reported solely as a result of the change in the outstanding Common Stock reported on such Form 10-Q as of May 8, 2026. The Reporting Persons have no other changes to the Reporting Persons' ownership or to the information previously reported and are making a voluntary filing to report that the Reporting Persons' ownership has decreased below 5%.
Sole power to vote or to direct the vote: See responses to Item 5 on the attached cover pages.
Shared power to vote or to direct the vote: See responses to Item 6 on the attached cover pages.
Sole power to dispose or to direct the disposition: See responses to Item 7 on the attached cover pages.
Shared power to dispose or to direct the disposition: See responses to Item 8 on the attached cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
24.1 Power of Attorney for Vinod Khosla
99.1 Agreement regarding joint filing of Schedule 13G

## Signatures
- Khosla Ventures VI, LP: /s/ John Demeter, John Demeter, as attorney in fact for Vinod Khosla, as Managing Member of Khosla Ventures Associates VI, LLC, GP of Khosla Ventures VI, LP (05/15/2026)
- Khosla Ventures Opportunity I, LP: /s/ John Demeter, John Demeter, as attorney in fact for the Managing Member of Khosla Ventures Opportunity Associates I, LLC, GP of Khosla Ventures Opportunity I, LP (05/15/2026)
- Khosla Ventures Associates VI, LLC: /s/ John Demeter, John Demeter, as attorney in fact for Vinod Khosla, as Managing Member (05/15/2026)
- Khosla Ventures Opportunity Associates I, LLC: /s/ John Demeter, John Demeter, as attorney in fact for Vinod Khosla, as Managing Member (05/15/2026)
- VK Services, LLC: /s/ John Demeter, John Demeter, as attorney in fact for Vinod Khosla, as Manager (05/15/2026)
- Vinod Khosla: /s/ John Demeter, John Demeter, as attorney in fact for Vinod Khosla, in his individual capacity (05/15/2026)